

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Via E-mail
Mr. Min Xu
Chief Financial Officer
UTStarcom Holdings Corp.
Union 7, Level 23, One Island East,
18 Westlands Road
Hong Kong

>   **Re: UTStarcom Holdings Corp.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed April 18, 2014**
>   **File No. 001-35216**

Dear Mr. Xu:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Robert S. Littlepage, for
>
>   Larry Spirgel
>   Assistant Director